UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D
 (Rule 13d-101)

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

FIRST ALBANY COMPANIES INC.
 (Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
 (Title of Class of Securities)

318465101
 (CUSIP Number)

Robert H. Weiss
General Counsel
MatlinPatterson Global Advisers LLC
520 Madison Avenue
New York, New York 10022
Telephone: (212) 651-9525
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 24, 2007
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

INTRODUCTION.

This amendment (this “Amendment No. 1”) amends the Schedule 13D Statement dated May 14, 2007 (“Statement”), filed on behalf of (i) MatlinPatterson FA Acquisition LLC, a Delaware limited liability company (“Matlin FA”), (ii) MatlinPatterson Global Opportunities Partners II L.P. (“Matlin Partners (Delaware)”), a Delaware limited partnership, (iii) MatlinPatterson Global Opportunities Partners (Cayman) II L.P. (“Matlin Partners (Cayman)” and, together with Matlin Partners (Delaware), the “Matlin Partners”), a Cayman Islands limited partnership, (iv) MatlinPatterson Global Advisers LLC (“Matlin Advisers”), a Delaware limited liability company, by virtue of its investment authority over securities held by each of the Matlin Partners, (v) MatlinPatterson Global Partners II LLC (“Matlin Global Partners”), a Delaware limited liability company, as the general partner of each of the Matlin Partners, (vi) MatlinPatterson Asset Management LLC (“Matlin Asset Management”), a Delaware limited liability company, as the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers, (vii) MatlinPatterson LLC (“MatlinPatterson”), a Delaware limited liability company, as the holder of all of the membership interests in Matlin Asset Management, (vii) David J. Matlin and Mark R. Patterson each, as a holder of 50% of the membership interests in MatlinPatterson, and (viii) Christopher Pechock and Frank Plimpton, each an employee of Matlin Advisers, as the persons named in the Proxies described therein, with respect to the common stock, par value $0.01 per share (“Common Stock”), of First Albany Companies Inc. (the “Issuer”).  Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings set forth in the Statement.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Statement.

ITEM 4.    PURPOSE OF TRANSACTION

Item 4 is amended and supplemented by adding the following:

According to a form 8-K filed by the Issuer on March 12, 2007, on March 6, 2007 (the "Form 8-K"), the Issuer and First Albany Capital Inc., a subsidiary of the Issuer (“First Albany Capital”), entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with DEPFA BANK plc, an Irish public limited company (“DEPFA”). Pursuant to the Asset Purchase Agreement, DEPFA will purchase First Albany Capital’s Municipal Capital Markets Group (the “Municipal Capital Markets Group”) and certain assets of the Issuer and First Albany Capital related thereto as described in the Asset Purchase Agreement for a purchase price of $12,000,000 in cash, subject to certain upward and downward adjustments, including a downward adjustment in the event certain employees of the Municipal Capital Markets Group do not have effective employment arrangements in place with DEPFA on the closing date or are not otherwise able to perform the essential functions of their jobs with DEPFA following the closing. Further, pursuant to the Asset Purchase Agreement, DEPFA will purchase First Albany Capital’s municipal bond inventory used in the business of the Municipal Capital Markets Group, which is expected to range in value at closing from between $150,000,000 to $200,000,000.

According to the Form 8-K, the purchase price for the municipal bond inventory will be based on First Albany Capital’s estimate of the fair market value of each bond in inventory at the close of business on the business day prior to the closing (the “Municipal Bond Purchase Price”). The Municipal Bond Purchase Price will be subject to adjustment, upward or downward, dollar-for-dollar, by the amount, if any, by which the Municipal Bond Purchase Price differs from the valuation price for the municipal bond inventory at the close of business on the business day prior to the closing as determined by a third party municipal bond valuation service. Pursuant to the Asset Purchase Agreement, 5% of the Municipal Bond Purchase Price will be deposited into escrow at the closing to be held by a third party escrow agent to secure the purchase price adjustment with respect to the municipal bond inventory.

In connection with the transaction, DEPFA shall assume certain contractual obligations of the Issuer and First Albany Capital and acquire the right to use the name “First Albany” and any derivative thereof except for certain exceptions.

According to the Form 8-K, the closing is currently expected to occur in the third quarter of 2007. Pursuant to the Asset Purchase Agreement, in the event the closing has not taken place on or before September 30, 2007, either First Albany Capital or DEPFA may terminate the Asset Purchase Agreement.

The foregoing discussion is based upon the disclosure contained in the Form 8-K and is qualified in its entirety by reference thereto and the Asset Purchase Agreement filed as an exhibit thereto.

Voting Agreement

On July 20, 2007, Matlin FA entered into a voting agreement, dated as of June 29, 2007  with DEPFA (the “DEPFA Voting Agreement”), attached hereto as Exhibit 1. The term of the DEPFA Voting Agreement commences on June 29, 2007 and expires on the earlier of (i) the Closing

Date, as defined in the Asset Purchase Agreement; and (ii) the termination of the Asset Purchase Agreement in accordance with its terms.
Among other things, the DEPFA Voting Agreement provides that (i) Matlin FA vote any shares of the Common Stock as to which Matlin FA and its affiliates are the beneficial owner or Matlin FA is otherwise able to direct the voting thereof (the “Shares”), in favor of an amendment to the certificate of incorporation of the Issuer changing its corporate name to a name that does not include the words “First Albany” or any derivative thereof at every meeting of the Issuer at which such matter is considered and every adjournment thereof; (ii) Matlin FA agree not to solicit, encourage or recommend to other stockholders of the Issuer that (x) they vote their shares of Common Stock or any other securities in any contrary manner, or (y) they not vote their shares of Common Stock at all; and  (iii) Matlin FA vote the Shares (x) in favor of the approval of the Asset Purchase Agreement if submitted to a vote of the Issuer’s stockholders, and (y) against any Incompatible Transaction, as defined in the DEPFA Voting Agreement,  submitted to a vote of the Issuer’s stockholders.

This description of the DEPFA Voting Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, a copy of which is attached hereto as Exhibit 1.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is amended and supplemented by adding the following:

The information set forth under the heading "Voting Agreement" in Item 4 hereof is hereby incorporated by reference into this Item 6.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Item 7 is amended and supplemented by adding the following:

1	Voting Agreement, dated as of June 29, 2007, by and between DEPFA Bank plc and MatlinPatterson FA Acquisition LLC.
2	Joint Filing Agreement, dated as of July 25, 2007, among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: July 25, 2007

MatlinPatterson FA Acquisition LLC

By: /s/ Mark R. Patterson
-------------------------------
Name: Mark R. Patterson
Title: Member

MATLINPATTERSON LLC

By: /s/ Mark R. Patterson
-------------------------------
Name: Mark R. Patterson
Title: Member

MATLINPATTERSON ASSET MANAGEMENT LLC

By: /s/ Mark R. Patterson
-------------------------------
Name: Mark R. Patterson
Title: Chairman

MATLINPATTERSON GLOBAL ADVISERS LLC

By: /s/ Mark R. Patterson
-------------------------------
Name: Mark R. Patterson
Title: Chairman

MATLINPATTERSON GLOBAL PARTNERS II LLC

By: /s/ Mark R. Patterson
-------------------------------
Name: Mark R. Patterson
Title: Director

MATLINPATTERSON GLOBAL OPPORTUNITIES
PARTNERS II L.P.

By: MatlinPatterson Global Partners II
LLC, its general partner

By: /s/ Mark R. Patterson
-------------------------------
Name: Mark R. Patterson
Title: Director

MATLINPATTERSON GLOBAL OPPORTUNITIES
PARTNERS (Cayman) L.P.

By: MatlinPatterson Global Partners II
LLC, its general partner

By: /s/ Mark R. Patterson
-------------------------------
Name: Mark R. Patterson
Title: Director

DAVID J. MATLIN

By: /s/ David J. Matlin
-------------------------------
Name: David J. Matlin

MARK R. PATTERSON

By: /s/ Mark R. Patterson
-------------------------------
Name: Mark R. Patterson

FRANK PLIMPTON

By: /s/ Frank Plimpton
-------------------------------
Name: Frank Plimpton

CHRISTOPHER PECHOCK

By: /s/ Christopher Pechock
-------------------------------
Name: Christopher Pechock

EXHIBIT INDEX

1	Voting Agreement, dated as of June 29, 2007, by and between DEPFA Bank plc and MatlinPatterson FA Acquisition LLC.
2	Joint Filing Agreement, dated as of July 25, 2007, among the Reporting Persons.

EXHIBIT 1

VOTING AGREEMENT

This Voting Agreement dated as of June 29, 2007 (the "Agreement"), is made by and between DEPFA Bank plc, an Irish public limited company (“DEPFA”), and MatlinPatterson FA Acquisition LLC, a Delaware limited liability company (“MatlinPatterson”).

PRELIMINARY STATEMENTS

A.           DEPFA entered into the Asset Purchase Agreement (the “Asset Purchase Agreement”), dated as of March 6, 2007, with First Albany Capital Inc., a New York corporation (“FA Capital”), and First Albany Companies Inc., a New York corporation (“FAC”).

B.           MatlinPatterson entered into the Investment Agreement (the “Investment Agreement”) dated as of May 14, 2007 with FAC, whereby MatlinPatterson will acquire certain shares of FAC common stock, par value $0.01 per share (the “Common Stock”).

C.           Under the Asset Purchase Agreement, FAC agreed to include as a management proposal, to be voted on by the shareholders of FAC at its next annual meeting of shareholders no later than June 30, 2007, an amendment to its certificate of incorporation (the “Charter Amendment”) changing its corporate name to a name that does not include the words “First Albany” or any derivative thereof or the word “FA” except for certain agreed derivations provided in Schedule 2.2 thereto.  The approval of the Charter Amendment by FAC’s shareholders is a condition precedent to the closing of the transactions contemplated by the Asset Purchase Agreement.

D.           FAC is seeking DEPFA’s consent to waive the requirement to have a shareholder meeting on the Charter Amendment by June 30, 2007, and as a condition to granting such waiver, DEPFA has requested that MatlinPatterson enter into this Agreement and vote any Shares held by MatlinPatterson in favor of the Charter Amendment.

E.           As used herein, the term "Shares" includes all shares of such Common Stock as to which MatlinPatterson and its affiliates (at any time prior to the termination of this Agreement) are the beneficial owner or is otherwise able to direct the voting thereof and all securities issued or exchanges with respect to any such Shares upon any reclassification, recapitalization, reorganization, merger, consolidation, spin-off, stock split, combination, stock or other dividend or any other change in FAC’s capital structure.

NOW, THEREFORE, for good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties to this Agreement intending to be legally bound do agree as follows:

1.           Representations and Warranties.  MatlinPatterson represents and warrants to DEPFA that (i)  upon the closing of the recapitalization of FAC contemplated by the Investment Agreement, MatlinPatterson expects to own and have the right to vote Shares constituting a majority of the shares of Common Stock then outstanding; (ii)  this Agreement has been duly authorized, executed and delivered by all necessary organizational action of MatlinPatterson; and (iii) this Agreement constitutes the legal, valid and binding obligation of MatlinPatterson, enforceable in accordance with its terms.

2.           Agreements with Respect to the Shares.  MatlinPatterson agrees during the term of this Agreement:

(i)	to vote the Shares in favor of the Charter Amendment at every meeting of the stockholders of FAC at which such matter is considered and at every adjournment thereof;

(ii)
not to solicit, encourage or recommend to other stockholders of FAC that (x) they vote their shares of Common Stock or any other securities in any contrary manner, or (y) they not vote their shares of Common Stock at all; and

(iii)
to vote the Shares (x) in favor of the approval of Asset Purchase Agreement, if submitted to a vote of the FAC stockholders, and (y) against any Incompatible Transaction submitted to a vote of the FAC stockholders.

For purposes of this Agreement, a “Incompatible Transaction” shall mean a transaction of any kind (including, without limitation, a merger, consolidation, share exchange, reclassification, reorganization, recapitalization, sale or encumbrance of substantially all the assets of FAC or FA Capital outside the ordinary course of business, or sale or exchange by stockholders of FAC or FA Capital of all or substantially all the shares of FAC's or FA Capital’s capital stock) proposed by any person(s) pursuant to which (x) a person other than FA Capital would become the owner of the Business (as defined in the Asset Purchase Agreement), unless such person assumes the obligations of FA Capital under the Asset Purchase Agreement, or (y) a person other than FAC would become the controlling shareholder of FA Capital, unless such person assumes the obligations of FAC under the Asset Purchase Agreement.  For the avoidance of doubt, the Investment Agreement and the transactions contemplated thereby as of the date hereof shall not constitute an Incompatible Transaction.

3.           Limitation on Sales.  During the term of this Agreement, MatlinPatterson agrees not to sell, assign, transfer, loan, tender, pledge, hypothecate, exchange, encumber or otherwise dispose of, or issue an option or call with respect to, any of the Shares unless the transferee, pledgee, optionee or other counterparty, to the extent it could acquire rights to vote such Shares during the term of this Agreement, agrees to be bound by and subject to the terms and conditions of this Agreement as if such transferee, pledgee, optionee or other counterparty had executed this Agreement on the date hereof.

4.           Specific Performance.  MatlinPatterson acknowledges that it will be impossible to measure in money the damage to DEPFA if MatlinPatterson fails to comply with the obligations imposed by this Agreement, and that, in the event of any such failure, DEPFA will not have an adequate remedy at law or in damages.  Accordingly, MatlinPatterson agrees that injunctive relief or any other equitable remedy, in addition to any remedies at law or damages, is the appropriate remedy for any such failure and will not oppose the granting of any such remedy on the basis that DEPFA has an adequate remedy at law.  MatlinPatterson agrees not to seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with DEPFA seeking or obtaining such equitable relief.

5.           Publicity.  MatlinPatterson agrees that, from the date hereof through the Closing Date, it shall not issue any public release or announcement concerning the transactions contemplated by this Agreement without the prior consent of DEPFA (which consent shall not be unreasonably withheld or delayed), except as such release or announcement, in the opinion of MatlinPatterson's counsel, may be required by applicable law or NASDAQ rule.

6.           Term of Agreement; Termination.

The term of this Agreement shall commence on the date hereof and shall terminate upon the earlier to occur of (i) the Closing Date (as defined in the Asset Purchase Agreement) and (ii) the due and proper termination of the Asset Purchase Agreement in accordance with its terms.  Upon such termination, no party shall have any further obligations or liabilities hereunder.

7.           Miscellaneous.

(a)
Entire Agreement.  This Agreement constitutes the entire agreement among the parties with respect to the subject matter of this Agreement and supersedes all prior written and oral and all contemporaneous oral agreements and understandings with respect to the subject matter of this Agreement.

(b)
Notices.  Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and shall be deemed to have been duly given on the next business day after the same is sent, if delivered personally or sent by telecopy or overnight delivery, or five calendar days after the same is sent, if sent by registered or certified mail, return receipt requested, postage prepaid, as set forth below, or to such other persons or addresses as may be designated in writing in accordance with the terms hereof by the party to receive such notice.

If to DEPFA:

DEPFA BANK plc
1, Commons Street
Dublin 1
Ireland
Facsimile: + 353 1 792 2210
Attention:  Legal Department

and

DEPFA BANK plc, New York branch
623 Fifth Avenue, 22nd Floor
New York, NY 10022
Facsimile: 212 796 9219
Attention:  Executive Director

If to MatlinPatterson:

MatlinPatterson FA Acquisition LLC
c/o MatlinPatterson Global Advisers LLC
520 Madison Avenue, 35th Floor
New York, New York 10022
Attention:  General Counsel
Fax: (212) 651-4011

(c)
Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York as applied to contracts made and fully performed in such state without giving effect to the principles of conflict of laws thereof.

(d)
Rules of Construction.  The descriptive headings in this Agreement are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.  Words used in this Agreement, regardless of the gender and number specifically used, shall be deemed and construed to include any other gender, masculine or feminine, or neuter, and any other number, singular or plural, as the context requires.  As used in this Agreement, the word "including" is not limiting, and the word "or" is not exclusive.

(e)
Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of the parties to this Agreement and their legal successors-in-interest, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

(f)
Counterparts.  This Agreement may be executed in one or more counterparts, and each of such counterparts shall for all purposes be deemed to be an original, but all such counterparts together shall constitute but one instrument.

(g)
Assignment.  No party hereto shall assign its rights and obligations under this Agreement or any part thereof, nor shall any party assign or delegate any of its rights or duties hereunder without the prior written consent of the other party, and any assignment made without such consent shall be void.  Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

(h)	Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of all the parties.

(i)
Extension; Waiver.  Any party to this Agreement may extend the time for the performance of any of the obligations or other acts of any of the other parties to this Agreement or waive compliance by any other party with any of the agreements or conditions contained herein or any breach thereof.  Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

(j)
Severability.  The provisions of this Agreement are severable and, if any thereof are invalid or unenforceable in any jurisdiction, the same and the other provisions hereof shall not be rendered otherwise invalid or unenforceable.

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have duly executed this Voting Agreement as of the date first above written.

DEPFA BANK PLC By: /s/ Jim Ryan Name: Jim Ryan Title: By: /s/ M. John Andrade Name: M. John Andrade Title: MATLINPATTERSON FA ACQUISITION LLC By: /s/ Robert Weiss Name: Robert Weiss Title:

2

EXHIBIT 2

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of MatlinPatterson FA Acquisition LLC, MatlinPatterson LLC, MatlinPatterson Asset Management LLC, MatlinPatterson Global Advisers LLC, MatlinPatterson Global Partners II LLC, MatlinPatterson Global Opportunities Partners II L.P., MatlinPatterson Global Opportunities Partners (Cayman) II L.P., David J. Matlin and Mark R. Patterson, on behalf of each of them a statement on Schedule 13D (including amendments thereto) with respect to shares of common stock, par value $0.01 per share, of First Albany Companies Inc., a New York corporation, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 25th day of July 2007.

MATLINPATTERSON FA ACQUISITION LLC

By: /s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Member

MATLINPATTERSON LLC

By: /s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Member

MATLINPATTERSON ASSET MANAGEMENT LLC

By: /s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Chairman

MATLINPATTERSON GLOBAL ADVISERS LLC

By: /s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Chairman

MATLINPATTERSON GLOBAL PARTNERS II LLC

By: /s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Director

MATLINPATTERSON GLOBAL OPPORTUNITIES
PARTNERS II L.P.

By: MatlinPatterson Global Partners II LLC,
its general partner

By: /s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Director

MATLINPATTERSON GLOBAL OPPORTUNITIES
PARTNERS (Cayman) L.P.

By: MatlinPatterson Global Partners II LLC,
its general partner

By: /s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Director

DAVID J. MATLIN

By: /s/ David J. Matlin
Name: David J. Matlin

MARK R. PATTERSON

By: /s/ Mark R. Patterson
Name: Mark R. Patterson

FRANK PLIMPTON

By: /s/ Frank Plimpton
Name: Frank Plimpton

CHRISTOPHER PECHOCK

By: /s/ Christopher Pechock
Name: Christopher Pechock